Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1999 and Ending December 31, 1999
                       ----------------           -----------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                    ----------------------------------------
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ("Mutual or "Subsidiary")


Date of Incorporation    December 17, 1990
                         -----------------

If not Incorporated, Date of Organization --------------------

State or Sovereign Power under which Incorporated

or Organized Delaware
            ----------


Location of Principal Executive Office            40 Inverness Center Parkway
of Reporting Company                              Birmingham, Alabama  35242
                                                  --------------------------



                           Name, title, and address of
                    officer to whom correspondence concerning
                        this report should be addressed:

                      Comptroller, Treasurer,        40 Inverness Center Parkway
Kathleen S. King      and Chief Financial Officer    Birmingham, Alabama 35242
----------------      ---------------------------    -------------------------
     (Name)                     (Title)                       (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company
                                ----------------

                      INSTRUCTIONS FOR USE OF FORM U-13-60
                      ------------------------------------

1.       Time of Filing
         --------------
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         ----------------
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         ------------------------
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         -------------
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         -----------------------
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         ------------------
         Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulations S-X, 210.3-01(c)).

7.       Major Amendments or Corrections
         -------------------------------
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         -----------
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         ------------------
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         ---------------------
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         ----------------------------------------------------------
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
-------------------------------------------------------------------------------

                                                 Schedule or
                                                   Account            Page
Description of Schedules and Accounts              Number             Number

-------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                            Schedule I         4-5
-------------------------

  SERVICE COMPANY PROPERTY                           Schedule II        6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III        8
  INVESTMENTS                                        Schedule IV         9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                       Schedule V         10
  FUEL STOCK EXPENSES UNDISTRIBUTED                  Schedule VI        11
  STORES EXPENSE UNDISTRIBUTED                       Schedule VII       12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS           Schedule VIII      13
  MISCELLANEOUS DEFERRED DEBITS                      Schedule IX        14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                    Schedule X         15
  PROPRIETARY CAPITAL                                Schedule XI        16
  LONG-TERM DEBT                                     Schedule XII       17
  CURRENT AND ACCRUED LIABILITIES                    Schedule XIII      18
  NOTES TO FINANCIAL STATEMENTS                      Schedule XIV       19

COMPARATIVE INCOME STATEMENT                         Schedule XV        20
----------------------------

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES          Account 457        21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                       Account 458        22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES            Schedule XVI       23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                                Schedule XVII      24
  DEPARTMENTAL ANALYSIS OF SALARIES                                     25
  OUTSIDE SERVICES EMPLOYED                                             26
  EMPLOYEE PENSIONS AND BENEFITS                     Account 926        27
  GENERAL ADVERTISING EXPENSES                       Account 930.1      28
  MISCELLANEOUS GENERAL EXPENSES                     Account 930.2      29
  RENTS                                              Account 931        30
  TAXES OTHER THAN INCOME TAXES                      Account 408        31
  DONATIONS                                          Account 426.1      32
  OTHER DEDUCTIONS                                   Account 426.5      33

-------------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

-------------------------------------------------------------------------------

                                                    Schedule           Page
Description of Schedules and Accounts               Number             Number

-------------------------------------------------------------------------------

  NOTES TO STATEMENT OF INCOME                       Schedule XVIII       34

  FINANCIAL DATA SCHEDULE                            Schedule XIX         35

  ORGANIZATION CHART                                                      36

  METHODS OF ALLOCATION                                                   37

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                   38



                                                                                                 4

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

-------------------------------------------------------------------------------------------------------

ACCOUNT                       ASSETS AND OTHER DEBITS                            AS OF DECEMBER 31
                                                                             CURRENT        PRIOR

-------------------------------------------------------------------------------------------------------

            SERVICE COMPANY PROPERTY
            ------------------------
     101    Service company property (Schedule II)                               8,263         10,932
     107    Construction work in progress (Schedule II)                              -              -
                                                                              --------       --------
               Total Property                                                    8,263         10,932
                                                                              --------       --------

     108    Less accumulated provision for depreciation
            and amortization of service company property (Schedule III)          7,024          9,100
                                                                              --------       --------
               Net Service Company Property                                      1,239          1,832
                                                                              --------       --------

            INVESTMENTS
            -----------
     123    Investments in associate companies (Schedule IV)                         -              -
     124    Other investments (Schedule IV)                                      1,176          1,461
                                                                              --------       --------
               Total Investments                                                 1,176          1,461
                                                                              --------       --------

            CURRENT AND ACCRUED ASSETS
            --------------------------
     131    Cash                                                                     -              -
     134    Special deposits                                                         -              -
     135    Working funds                                                          121            111
     136    Temporary cash investments (Schedule IV)                             1,510          3,535
     141    Notes receivable                                                         -              -
     143    Accounts receivable                                                     32             75
     144    Accumulated provision for uncollectible accounts                         -              -
     146    Accounts receivable from associate companies (Schedule V)          121,195        111,783
     152    Fuel stock expenses undistributed (Schedule VI)                          -              -
     154    Materials and supplies                                                   -              -
     163    Stores expense undistributed (Schedule VII)                              -              -
     165    Prepayments                                                          4,147          2,467
     171    Interest and dividend receivable                                        23             21
     174    Miscellaneous current and accrued assets (Schedule VIII)                 -              -
                                                                              --------       --------
               Total Current and Accrued Assets                                127,028        117,992
                                                                              --------       --------

            DEFERRED DEBITS
            ---------------
     181    Unamortized debt expense                                                 -              -
     184    Clearing accounts                                                        -              -
     186    Miscellaneous deferred debits (Schedule IX)                            139            345
     188    Research, development, or demonstration
            expenditures (Schedule X)                                                -              -
     190    Accumulated deferred income taxes                                   35,787         30,771
                                                                              --------       --------
               Total Deferred Debits                                            35,926         31,116
                                                                              --------       --------

               TOTAL ASSETS AND OTHER DEBITS                                   165,369        152,401
                                                                              --------       --------

-------------------------------------------------------------------------------------------------------


                                                                                                 5

                       ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                 For the Year Ended December 31, 1999

                                        (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------

                                SCHEDULE I - COMPARATIVE BALANCE SHEET

-------------------------------------------------------------------------------------------------------

ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL                       AS OF DECEMBER 31
                                                                             CURRENT        PRIOR

-------------------------------------------------------------------------------------------------------

            PROPRIETARY CAPITAL
            -------------------
   201      Common stock issued (Schedule XI)                                       10             10
   211      Miscellaneous paid-in-capital (Schedule XI)                          2,943          2,039
   215      Appropriated retained earnings (Schedule XI)                             -              -
   216      Unappropriated retained earnings (Schedule XI)                           -              -
                                                                               -------        -------
               Total Proprietary Capital                                         2,953          2,049
                                                                               -------        -------

            LONG-TERM DEBT
            -------------
   223      Advances from associate companies (Schedule XII)                         -          5,000
   224      Other long-term debt (Schedule XII)                                      -              -
   225      Unamortized premium on long-term debt                                    -              -
   226      Unamortized discount on long-term debt                                   -              -
                                                                               -------        -------
               Total Long-Term Debt                                                  -          5,000
                                                                               -------        -------

            OTHER NONCURRENT LIABILITIES
            ----------------------------
   228      Accumulated provision for pensions and benefits                     78,184         66,124
                                                                               -------        -------

            CURRENT AND ACCRUED LIABILITIES
            -------------------------------
   231      Notes payable                                                            -              -
   232      Accounts payable                                                    12,998         11,314
   233      Notes payable to associate companies (Schedule XIII)                 5,000              -
   234      Accounts payable to associate companies (Schedule XIII)             18,317         18,752
   236      Taxes accrued                                                        1,382          1,443
   237      Interest accrued                                                         -              -
   238      Dividends declared                                                       -              -
   241      Tax collections payable                                                  6              6
   242      Miscellaneous current and accrued liabilities (Schedule XIII)       41,292         43,112
                                                                               -------        -------
               Total Current and Accrued Liabilities                            78,995         74,627
                                                                               -------        -------

            DEFERRED CREDITS
            ----------------
   253      Other deferred credits                                               5,237          4,601
   255      Accumulated deferred investment tax credits                              -              -
                                                                               -------        -------
               Total Deferred Credits                                            5,237          4,601
                                                                               -------        -------

   282      ACCUMULATED DEFERRED INCOME TAXES                                        -              -
            ---------------------------------                                  -------        -------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL                          165,369        152,401
                                                                               -------        -------



-------------------------------------------------------------------------------------------------------


                                                                                                         6

                              ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                        For the Year Ended December 31, 1999

                                               (Thousands of Dollars)

------------------------------------------------------------------------------------------------------------

                                       SCHEDULE II - SERVICE COMPANY PROPERTY

------------------------------------------------------------------------------------------------------------

                                  BALANCE AT                          RETIREMENTS        OTHER         BALANCE
                                   BEGINNING        ADDITIONS             OR            CHANGES          AT
         DESCRIPTION                OF YEAR                              SALES            1/          CLOSE OF
                                                                                                        YEAR

------------------------------------------------------------------------------------------------------------


SERVICE COMPANY PROPERTY
-------------------------

Account
-------

301      ORGANIZATION                      -                -                 -              -            -
303      MISCELLANEOUS
         INTANGIBLE
         PLANT                             -                -                 -              -            -
304      LAND & LAND
         RIGHTS                            -                -                 -              -            -
305      STRUCTURES AND
         IMPROVEMENTS                      -                -                 -              -            -
306      LEASEHOLD
         IMPROVEMENTS                  1,539                -             1,539              -            -
307      EQUIPMENT 2/                  4,139               39               895              -        3,283
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/                  4,260              107               341            (22)        4,004
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT                         -               -                 -               -            -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                         -               -                 -               -            -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/                      994             16                34               -          976
                                       ------       --------             -----          ------       ------

         SUB-TOTAL                     10,932            162             2,809            (22)        8,263
                                       ------       --------             -----         -------       ------
107      CONSTRUCTION
         WORK IN
         PROGRESS                           -             -                 -               -            -
                                       ------       -------             -----          ------        -----

         TOTAL                         10,932           162             2,809            (22)        8,263
                                       ------       -------             -----          ------        -----

() Denotes red figure

------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

-----------------------------------------------------------------------------

                             SCHEDULE II - CONTINUED

-----------------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      No changes were considered material.

------------------------------------------------------------------------------
2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                       BALANCE
         SUBACCOUNT DESCRIPTION              ADDITIONS                   AT
                                                                      CLOSE OF
                                                                        YEAR

------------------------------------------------------------------------------


      EQUIPMENT
      --------
         Personal Computer Equipment               39                     3,088
         Mainframe Computer Equipment               -                        80
         Office Automation Equipment                -                         -
         Telecommunication Equipment                -                       115
                                                  ---                     -----
                                                   39                     3,283
                                                  ---                     -----

      OFFICE FURNITURE AND EQUIPMENT
      ------------------------------
         Office Furniture and Equipment            18                     2,281
         Miscellaneous Equipment                   89                     1,723
                                                  ---                     -----
                                                  107                     4,004
                                                  ---                     -----

------------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Computer software and licenses.





------------------------------------------------------------------------------


                                                                                                                8

                              ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                        For the Year Ended December 31, 1999

                                               (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------

                                                    SCHEDULE III

                                     ACCUMULATED PROVISION FOR DEPRECIATION AND
                                      AMORTIZATION OF SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------------

                               BALANCE AT        ADDITIONS                            OTHER        BALANCE AT
                                BEGINNING       CHARGED TO                           CHANGES        CLOSE OF
          DESCRIPTION            OF YEAR          ACCOUNT         RETIREMENTS          ADD            YEAR
                                                    403                             (DEDUCT)
                                                                                       1/
-------------------------------------------------------------------------------------------------------------------


Account
-------
301      ORGANIZATION                  -                 -                -                 -               -
303      MISCELLANEOUS
         INTANGIBLE PLANT              -                 -                -                 -               -
304      LAND AND LAND
         RIGHTS                        -                 -                -                 -               -
305      STRUCTURES AND
         IMPROVEMENTS                  -                 -                -                 -               -
306      LEASEHOLD
         IMPROVEMENTS              1,539                 -            1,539                 -               -
307      EQUIPMENT                 2,921               513              870                 -           2,564
308      OFFICE
         FURNITURE AND
         EQUIPMENT                 3,648               190              341                 -           3,497
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED
         GARAGE
         EQUIPMENT                     -                 -                -                 -               -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                     -                 -                -                 -               -
311      OTHER SERVICE
         COMPANY
         PROPERTY                    992                 5               34                 -             963
                                   -----             -----            -----           -------          ------

         TOTAL                     9,100               708            2,784                 -           7,024
                                   -----             -----            -----           -------           -----


-------------------------------------------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     None

-------------------------------------------------------------------------------------------------------------------


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

_______________________________________________________________________________

                            SCHEDULE IV - INVESTMENTS
_______________________________________________________________________________

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

_______________________________________________________________________________

                                                     BALANCE AT     BALANCE AT
                          DESCRIPTION                BEGINNING       CLOSE
                                                     OF YEAR         OF YEAR

_______________________________________________________________________________

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES         -            -





ACCOUNT 124 - OTHER INVESTMENTS

      Employee/Retiree Energy Loans                   896          664
      Employee Computer Loans                         565          512
                                                    -----        -----

                                                    1,461        1,176
                                                    -----        -----



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

      Money Market Mutual Funds                     3,535        1,510
                                                    -----        -----

                                   TOTAL            4,996        2,686
                                                    -----        -----









_______________________________________________________________________________

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

_______________________________________________________________________________

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
_______________________________________________________________________________


INSTRUCTIONS:         Complete the following schedule listing accounts
                      receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company should be provided.

_______________________________________________________________________________

                                                    BALANCE AT       BALANCE AT
                             DESCRIPTION             BEGINNING         CLOSE
                                                      OF YEAR          OF YEAR
_______________________________________________________________________________

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
ASSOCIATE COMPANIES

      Alabama Power                                  47,833             47,082
      Georgia Power                                  62,795             73,844
      Southern Company Services                       1,139                258
      Savannah Electric                                   1                  1
      Southern Energy                                    15                 10
                                                    -------            --------

                                       TOTAL        111,783            121,195
                                                    -------            -------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

_____________________________________________________________________________

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

_____________________________________________________________________________

INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

____________________________________________________________________________

                        DESCRIPTION          LABOR    EXPENSES      TOTAL

_____________________________________________________________________________

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED

     Not Applicable

_____________________________________________________________________________

SUMMARY:

    Not Applicable

_____________________________________________________________________________

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

______________________________________________________________________________

               SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
______________________________________________________________________________

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount
                attributable to each associate company.
______________________________________________________________________________

DESCRIPTION                         LABOR            EXPENSES        TOTAL
______________________________________________________________________________

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED


      Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

_______________________________________________________________________________

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
______________________________________________________________________________

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.
_______________________________________________________________________________

                                                   BALANCE AT        BALANCE AT
                             DESCRIPTION           BEGINNING           CLOSE
                                                    OF YEAR            OF YEAR
_______________________________________________________________________________

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

         Not Applicable

_______________________________________________________________________________

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

_______________________________________________________________________________

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
_______________________________________________________________________________

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped by class showing the number of items in each class.

_______________________________________________________________________________

                                                     BALANCE AT      BALANCE AT
                    DESCRIPTION                       BEGINNING         CLOSE
                                                       OF YEAR         OF YEAR
_______________________________________________________________________________

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Undistributed Legal Fees Accrual                            -             6

Undistributed Labor Accrual                                42            94

Undistributed Foreign Withholding Employee Taxes           58            37

Undistributed FICA Tax 238                                  -

Sundry Delayed (3 items)                                    7             2
                                                          ---           ---

                                            Total         345           139
                                                          ---           ---









_______________________________________________________________________________

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

_______________________________________________________________________________

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
_______________________________________________________________________________

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
_______________________________________________________________________________

                  DESCRIPTION                                     AMOUNT
______________________________________________________________________________

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES


     Not Applicable




_______________________________________________________________________________


                                                                                                        16


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

____________________________________________________________________________________________________________

                        SCHEDULE XI - PROPRIETARY CAPITAL
____________________________________________________________________________________________________________

                                           NUMBER OF      PAR OR STATED         OUTSTANDING CLOSE OF PERIOD
                                            SHARES          VALUE
ACCOUNT NUMBER    CLASS OF STOCK          AUTHORIZED       PER SHARE       NO. OF SHARES        TOTAL AMOUNT

____________________________________________________________________________________________________________

  201             COMMON STOCK ISSUED      1,000             10.00            1,000                     10
____________________________________________________________________________________________________________

 INSTRUCTIONS:    Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

____________________________________________________________________________________________________________

                                      DESCRIPTION                                                   AMOUNT
____________________________________________________________________________________________________________

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                           990
      Other Paid-In Capital                                                                          1,953

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                             -
                  TOTAL                                                                              2,943

______________________________________________________________________________________________________________

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

____________________________________________________________________________________________________________

                                                       BALANCE AT      NET INCOME                 BALANCE AT
                           DESCRIPTION                  BEGINNING          OR        DIVIDENDS      CLOSE
                                                         OF YEAR         (LOSS)        PAID        OF YEAR

____________________________________________________________________________________________________________

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                -            -              -            -
                   TOTAL                                      -            -              -            -
_____________________________________________________________________________________________________________



                                                                                                                                17


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

___________________________________________________________________________________________________________________________________

                          SCHEDULE XII - LONG-TERM DEBT
___________________________________________________________________________________________________________________________________

INSTRUCTIONS:    Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

_________________________________________________________________________________________________________________________________

                        TERMS OF        DATE                             BALANCE AT                     1/              BALANCE
NAME OF CREDITOR          OBLIG          OF       INTEREST    AMOUNT    BEGINNING OF    ADDITIONS   DEDUCTIONS            AT
                         CLASS &      MATURITY      RATE    AUTHORIZED     OF YEAR                                       CLOSE
                         SERIES                                                                                         OF YEAR
                      OF OBLIGATION

________________________________________________________________________________________________________________________________
ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:
                                      On or
                                      before
       Southern Company            12/31/2000      Variable        -         5,000            -        5,000                 -

       ADVANCES ON OPEN ACCOUNT:                                   -             -            -            -                 -

ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                              -             -            -            -                 -
                                                               -----         -----         ----        -----               ---
                   TOTAL                                           -         5,000            -        5,000                -
                                                               -----         -----         ----        -----               ---

___________________________________________________________________________________________________________________________________

1/ GIVE AN EXPLANATION OF DEDUCTIONS:

Since this note is due on or before December 31, 2000, it has been reclassified to account 233 Notes Payable to Associated
Companies (See Schedule XIII).

__________________________________________________________________________________________________________________________________



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

______________________________________________________________________________

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
______________________________________________________________________________

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

______________________________________________________________________________

                                                          BALANCE       BALANCE
                                                            AT            AT
                              DESCRIPTION                BEGINNING       CLOSE
                                                          OF YEAR       OF YEAR

______________________________________________________________________________

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Southern Company                                               -         5,000

                                             TOTAL             -         5,000

______________________________________________________________________________

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Alabama Power                                             1,828          1,668
Georgia Power                                             5,664          8,193
Southern Company Services                                11,260          8,456
                                                         ------         ------

                                        TOTAL            18,752         18,317
                                                         ------         ------

______________________________________________________________________________


ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Employee Stock Option Plan Contribution Accrual             857            922
Vacation Pay Accrual                                     14,179         13,917
Overtime Pay Adjustment Accrual                               -            438
Performance Pay Plan Accrual                             18,857         15,888
Productivity Improvement Plan Accrual                     8,650          9,196
Performance Dividend Plan Accrual                           130            277
Worker's Compensation Accrual                               439            654
                                                         ------         ------

                                       TOTAL             43,112         41,292
                                                         ------         ------











______________________________________________________________________________

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________

INSTRUCTIONS:   The space below is provided for important notes regarding the financial statements or any account thereof.  Furnish
                particulars as to any significant contingent assets or
                liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
______________________________________________________________________________

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      General
      -------

      On December 14, 1990, pursuant to the provisions of the Public Utilities Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating
      Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January
      1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to support Plant Hatch and Plant Vogtle and with Alabama Power to support Plant Farley.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      The Company follows generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates, and the actual results may differ from those estimates. Effective January 1, 1998, the Company adopted the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts.

      Financial Instruments
      ---------------------

      The carrying amount of the Company's financial instruments covered under Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments" approximates fair value at December 31, 1999 and 1998.


______________________________________________________________________________

                                                                           19A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________

INSTRUCTIONS:   The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

______________________________________________________________________________

      Income Taxes
      ------------

      The Company is included in the consolidated federal income tax return filed by Southern. In conformity with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred tax assets and deferred tax liabilities for estimated future income tax effects attributable to temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. The measurement of deferred taxes is based on provisions of enacted tax law.

      The consolidated taxes payable are allocated between the Company and Southern's other subsidiaries based on their respective contributions to consolidated taxable income. See Note 5 for further information regarding income taxes.

      Property, Equipment, and Depreciation and Amortization
      ------------------------------------------------------

      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the shorter of their economic lives or the lives of the respective leases. On retirement of assets, the cost of such assets and related accumulated depreciation is removed from the accounts. The gain or loss from the sale of assets, if any, is credited or charged to income.

      2. RETIREMENT BENEFITS
         -------------------

      The Company has a defined benefit, trusteed, pension plan that covers substantially all regular employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefits when they retire. The Company funds trusts to the extent deductible under federal income tax regulations. The measurement date for plan assets and obligations is September 30 for each year.







______________________________________________________________________________

                                                                            19B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
______________________________________________________________________________

      Pension Plans
      -------------

      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                                              Projected
                                                          Benefits Obligations
                                                          ---------------------
                                                        1999               1998
                                                        ----               ----
                                                            (In thousands)
         Balance at beginning of year                $ 221,531        $ 187,068
         Service cost                                   13,004           11,926
         Interest cost                                  14,913           14,000
         Benefits paid                                  (1,999)          (1,391)
         Actuarial (gain) loss                         (16,381)           9,928
                                                     ---------        ---------
         Balance at end of  year                     $ 231,068        $ 221,531
                                                     ---------        ---------


                                                             Plan Assets
                                                             ------------
                                                        1999               1998
                                                        ----               ----
                                                              (In thousands)
         Balance at beginning of year                $ 260,174        $ 259,633
         Actual return on plan assets                   43,397            1,357
         Employer contributions                              -                -
         Benefits paid                                  (1,999)          (1,391)
         Receivables/payables due to transfers          (1,057)             575
                                                     ---------        ---------
         Balance at end of  year                     $ 300,515        $ 260,174
                                                     ---------        ---------


      The accrued pension costs recognized in the Comparative Balance Sheet were as follows:

                                                        1999               1998
                                                        ----               ----
                                                              (In thousands)
         Funded status                              $   69,447        $  38,643
         Unrecognized transition obligation             (4,101)          (4,748)
         Unrecognized prior service cost                 4,839            5,248
         Unrecognized net gain                         (91,639)         (56,284)
                                                    ----------        ---------
         Accrued liability recognized in the
           Comparative Balance Sheet                $  (21,454)       $ (17,141)
                                                    ----------        ---------

______________________________________________________________________________

                                                                           19C

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999


______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
______________________________________________________________________________

      Components of the pension plan's net periodic cost were as follows:

                                                         1999             1998
                                                         ----             ----
                                                               (In thousands)
         Service cost                                 $ 13,004        $  11,926
         Interest cost                                  14,913           14,000
         Expected return on plan assets                (21,525)        (19,046)
         Recognized net gain                            (1,842)         (2,388)
         Net amortization                                 (237)           (237)
                                                      --------        ---------
         Net pension cost (income)                    $  4,313        $   4,255
                                                      --------        ---------

      Postretirement Benefits

      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:
                                                            Projected
                                                            ---------
                                                       Benefit Obligations
                                                       -------------------
                                                         1999              1998
                                                         ----              ----
                                                               (In thousands)
         Balance at beginning of year                  $63,879          $51,506
         Service cost                                    2,723            2,258
         Interest cost                                   4,284            3,841
         Benefits paid                                    (709)            (465)
         Actuarial (gain) loss                          (6,756)           6,740
                                                       -------          -------
         Balance at end of year                        $63,421          $63,880
                                                       -------          -------


                                                               Plan Assets
                                                               -----------
                                                         1999              1998
                                                         ----              ----
                                                             (In thousands)

         Balance at beginning of year                  $     -          $     -
         Actual return on plan assets                        -                -
         Employer contributions                            709              465
         Benefits paid                                    (709)            (465)
                                                       -------          -------
         Balance at end of year                        $     -          $     -
                                                       -------          -------




______________________________________________________________________________

                                                                            19D

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

______________________________________________________________________________

      The accrued postretirement costs recognized in the Comparative Balance Sheet were as follows:

                                                         1999              1998
                                                         ----              ----
                                                              (In thousands)
         Funded status                                $(63,421)        $(63,880)
         Unrecognized transition obligation              7,268            7,788
         Unrecognized prior service cost                (2,508)          (2,667)
         Unrecognized net loss                           5,454           12,591
         Fourth quarter contribution                       233               86
                                                      --------         --------
         Accrued liability recognized in the
           Comparative Balance Sheet                  $(52,974)        $(46,082)
                                                      --------         --------

      Components of the postretirement plans' net periodic cost were as follows:

                                                         1999            1998
                                                         ----            ----
                                                             (In thousands)
                  Service cost                          $ 2,723         $ 2,258
                  Interest cost                           4,284           3,841
                  Expected return on plan assets              -               -
                  Recognized net gain                       381             156
                  Net amortization                          360             360
                                                        -------         -------
                  Net postretirement cost               $ 7,748         $ 6,615
                                                        -------         -------

      The weighted average rates assumed in the actuarial calculations for both the pension plans and postretirement benefits were:

                                                         1999             1998
                                                         ----             ----
                  Discount                               7.50%            6.75%
                  Annual salary increase                 5.00%            4.25%
                  Long-term return on plan assets        8.50%            8.50%

      An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 7.74 percent for 1999, decreasing gradually to 5.50 percent through the year 2005, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 1999 as follows:

                                                     1 Percent        1 Percent
                                                     Increase         Decrease
                                                     --------         --------
                                                           (In thousands)
                  Benefit obligation                 $4,085           $3,388
                  Service and interest costs            375              310

______________________________________________________________________________

                                                                         19E

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

______________________________________________________________________________

3.   SERVICE AND OPERATING AGREEMENTS
     --------------------------------

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, provides operating and maintenance services, new investment services, and fuel services at cost with respect to nuclear generating plants.

     The Company, in accordance with its service agreement with Southern Company Services, Inc. ("SCS"), a subsidiary of Southern, receives the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate, budgeting, employee relations, systems and procedures, and other services.

     The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at cost: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.


4.    NOTE PAYABLE TO PARENT COMPANY
      ------------------------------

     The Company is indebted to Southern for a $5 million note payable dated December 31, 1990 and due on or before December 31, 2000. The note bears interest at a rate comparable with market rates which is adjusted monthly, with interest payable quarterly. Proceeds from the note were used to pay affiliated companies for certain property and equipment received in January 1991.

______________________________________________________________________________

                                                                           19F

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

______________________________________________________________________________

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
______________________________________________________________________________


5.    INCOME TAXES
      ------------

      Details of the federal and state income tax provisions (benefits) are as follows (Note 1):

                                                                 1999              1998
                                                                 ----              ----
                                                                     (In thousands)
                  Total provision for income taxes:
                  Federal --
                      Currently payable                        $  6,533         $  3,623
                      Deferred - Current year                   (10,318)          (3,777)
                               - Reversal of prior years          3,962              423
                                                               --------         --------
                                                                    177              269
                                                               --------         --------
                  State --
                      Currently payable                             699              109
                      Deferred - Current year                    (1,559)          (1,170)
                               - Reversal of prior years            587              584
                                                               --------         --------
                                                                   (273)            (477)
                                                               --------         --------
                  Federal and state income taxes charged
                    (credited) to operations                   $    (96)        $   (208)
                                                               --------         --------


     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                                 1999              1998
                                                                 ----              ----
                                                                     (In thousands)
                  Deferred tax liabilities:
                      Allocated SCS and other benefits         $ (2,053)       $  (1,635)
                      Other                                         (10)             (91)
                                                               --------        ---------

                  Total                                          (2,063)          (1,726)
                                                               --------        ---------

                  Deferred tax assets:
                      Pensions and other benefits                39,691           32,383
                      Other                                       2,179            1,785
                                                               --------         --------

                  Total                                          41,870           34,168
                                                               --------         --------

                  Net deferred tax assets                        39,807           32,442
                  Portion included in current assets             (4,020)          (1,671)
                                                               --------         --------
                  Accumulated deferred income taxes
                    in the comparative balance sheet           $ 35,787         $ 30,771
                                                               --------         --------

______________________________________________________________________________

                                                                          19G

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

______________________________________________________________________________

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
______________________________________________________________________________

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
______________________________________________________________________________

     Deferred income taxes result from certain costs that are recognized for income tax purposes in periods different from those used for book purposes.

     The federal statutory income tax rate differs from the effective income tax rate due to consolidated tax savings which have been allocated to the Company, and the nondeductible portion of various expenses.


6.    RENTS
      -----

      The Company subleases its office space from an affiliated company on a month-to-month basis. Current monthly billing is approximately $108,918.


7.    OUTSIDE SERVICES
      ----------------

      The Company incurred expenses of approximately $80 million and $81 million for 1999 and 1998, respectively, associated with services provided by SCS (see Note 3 for description of services provided).



______________________________________________________________________________

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)
_______________________________________________________________________________

                        SCHEDULE XV - STATEMENT OF INCOME
_______________________________________________________________________________

ACCOUNT                   DESCRIPTION                     CURRENT         PRIOR
                                                            YEAR           YEAR
_______________________________________________________________________________


       INCOME
457          Services rendered to associate companies      405,948      407,101
458          Services rendered to non associate companies        -            -
419          Interest and dividend income                      240          312
                                                           -------      -------
                                          TOTAL INCOME     406,188      407,413
                                                           -------      -------

       EXPENSE
500-559      Power production                              290,034      290,401
560-579      Transmission                                      312          298
920          Salaries and wages                             10,458       11,470
921          Office supplies and expenses                    3,661        2,662
922          Administrative expense transferred - credit        -            -
923          Outside services employed                      33,042       39,070
924          Property insurance                                209          216
925          Injuries and damages                              471          282
926          Employee pensions and benefits                 31,005       29,709
928          Regulatory commission expense                       -            -
930.1        General advertising expenses                        1            -
930.2        Miscellaneous general expenses                    163          316
931          Rents                                           1,558        1,706
935          Maintenance  of structures and equipment          520          801
403          Depreciation and amortization expense             708          888
408          Taxes other than income taxes                  15,058       14,668
409          Income taxes                                    7,232        3,732
410          Provision for deferred income taxes             5,430        3,380
411          Provision for deferred income taxes - credit  (12,758)      (7,320)
411.5        Investment tax credit                               -            -
426.1        Donations                                         300          326
426.5        Other deductions                                3,003        3,057
427          Interest on long-term debt                          -            -
430          Interest on debt to associate companies           263          283
431          Other interest expense                              -          197
107          Construction work in process                   15,518       11,272
186          Miscellaneous deferred debits                       -           (1)
                                                          --------     --------


                                    TOTAL EXPENSE          406,188     407,413
                                                          --------     -------


                                    NET INCOME OR (LOSS)         -      -
                                                          --------     -------

( ) Denotes deficit or credit balance.

_______________________________________________________________________________


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

________________________________________________________________________________________________

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
________________________________________________________________________________________________

                                      DIRECT      INDIRECT       COMPENSATION         TOTAL
NAME OF ASSOCIATE COMPANY              COSTS        COSTS        FOR USE OF          AMOUNT
                                      CHARGED      CHARGED         CAPITAL           BILLED
                                      -------      -------         -------           ------
                                       457-1        457-2           457-3
________________________________________________________________________________________________

Alabama Power                           121,897       13,080             88          135,065

Georgia Power                           244,080       26,160            175          270,415

Gulf Power                                    1            -              -                1

Mississippi Power                             5            -              -                5

Savannah Electric                            16            -              -               16

Southern Company Services                   150            -              -              150

Southern Company Energy Solutions             2            -              -                2

Southern Energy                             160            -              -              160

Other Associated Companies                    2            -              -                2

Southern Company Generation                 123            -              -              123

Southern Energy Marketing                     9            -              -                9
                                        -------       ------        -------          -------

                         TOTAL          366,445       39,240            263          405,948
                                        -------       ------        -------          -------










________________________________________________________________________________________________


                                                                             22



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

_________________________________________________________________________________________________________________

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES

                                   ACCOUNT 458

_________________________________________________________________________________________________________________

                         DIRECT      INDIRECT      COMPENSATION                        EXCESS               TOTAL
                          COST         COST           FOR USE         TOTAL              OR                AMOUNT
NAME OF NONASSOCIATE     CHARGED    OF CAPITAL         COST        DEFICIENCY          BILLED
                         -------    ----------         ----        ----------          ------
                          458-1        458-2           458-3                            458-4

_________________________________________________________________________________________________________________



 Not Applicable






_________________________________________________________________________________________________________________


Instruction:   Provide a brief description of the services rendered to each nonassociate company:

               None


                                                    ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                                              For the Year Ended December 31, 1999

                                                                     (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                          SCHEDULE XVI
                                                                 ANALYSIS OF CHARGES FOR SERVICE
                                                              ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies,  the total amount billed under their separate analysis of billing schedules.

-----------------------------------------------------------------------------------------------------------------------------------
                                              ASSOCIATE COMPANY                  NONASSOCIATE COMPANY       TOTAL CHARGES
                                                   CHARGES                              CHARGES              FOR SERVICE
-----------------------------------------------------------------------------------------------------------------------------------

         DESCRIPTION OF ITEMS      DIRECT  INDIRECT                DIRECT   INDIRECT             DIRECT      INDIRECT
                                   COST     COST        TOTAL       COST     COST      TOTAL      COST          COST          TOTAL

-----------------------------------------------------------------------------------------------------------------------------------

500-559  POWER PRODUCTION          281,519    8,515     290,034       -        -           -      281,519       8,515      290,034
560-579  TRANSMISSION                  312        -         312       -        -           -          312           -          312
920      SALARIES AND WAGES          3,547    6,911      10,458       -        -           -        3,547       6,911       10,458
921      OFFICE SUPPLIES AND
          EXPENSES                   4,282    (621)       3,661       -        -           -        4,282        (621)       3,661
922      ADMINISTRATIVE EXPENSE
           TRANSFERRED - CREDIT          -        -           -       -        -           -            -            -           -
923      OUTSIDE SERVICES
           EMPLOYED                 16,687   16,355      33,042       -        -           -       16,687       16,355      33,042
924      PROPERTY INSURANCE              -      209         209       -        -                        -          209         209
925      INJURIES AND DAMAGES          411       60         471       -        -           -          411           60         471
926      EMPLOYEE PENSIONS AND
           BENEFITS                 28,962    2,043      31,005       -        -           -       28,962        2,043      31,005
928      REGULATORY COMMISSION
           EXPENSE                       -        -           -       -        -           -            -            -           -
930.1    GENERAL ADVERTISING
           EXPENSES                      1        -           1       -        -           -            1            -           1
930.2    MISCELLANEOUS GENERAL
           EXPENSES                     20      143         163       -        -           -           20          143         163
931      RENTS                         223    1,335       1,558       -        -           -          223        1,335       1,558
935      MAINTENANCE OF
           STRUCTURES
           AND EQUIPMENT               421       99         520       -        -           -          421           99         520
403      DEPRECIATION AND
           AMORTIZATION
           EXPENSE                     108      600         708       -        -           -          108          600         708
408      TAXES OTHER THAN
           INCOME TAXES             14,109      949      15,058       -        -           -       14,109          949      15,058
409      INCOME TAXES                7,328     (96)       7,232       -        -           -        7,328         (96)       7,232
410      PROVISION FOR DEFERRED
           INCOME TAXES              5,430        -       5,430       -        -           -        5,430            -       5,430
411      PROVISION FOR DEFERRED
           INCOME TAXES - CREDIT   (12,758)       -     (12,758)      -        -           -      (12,758)           -     (12,758)
411.5    INVESTMENT TAX CREDIT           -        -           -       -        -           -            -            -           -
426.1    DONATIONS                      25      275         300       -        -           -           25          275         300
426.5    OTHER DEDUCTIONS              300    2,703       3,003                                       300        2,703       3,003
427      INTEREST ON LONG -
           TERM DEBT                     -        -           -       -        -           -            -            -           -
430      INTEREST ON DEBT TO
            ASSOCIATE COMPANIES          -       263        263       -        -           -            -          263         263
431      OTHER INTEREST EXPENSE          -         -          -       -        -           -            -            -           -
107      CONSTRUCTION WORK
            IN PROGRESS             15,518         -      15,518      -        -           -       15,518            -      15,518

         SUB-TOTAL EXPENSES        366,445    39,743     406,188      -        -           -      366,445       39,743     406,188

419      INTEREST AND DIVIDEND
            INCOME                       -     (240)        (240)     -        -           -            -        (240)       (240)

         TOTAL  COST OF SERVICE   366,445    39,503     405,948       -        -           -      366,445       39,503     405,948


( ) Denotes deficit or credit balance.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                   24A


           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

------------------------------------------------------------------------------
                                  SCHEDULE XVII

                        SCHEDULE OF EXPENSE DISTRIBUTION

                                       BY

                         DEPARTMENT OR SERVICE FUNCTION

-------------------------------------------------------------------------------
                                 Total                Strategic       Corporate
           DESCRIPTION           Amount    Executive  Analysis        Counsel &
                                                                     Compliance
------------------------------------------------------------------------------
500-599   POWER PRODUCTION       290,034    1,581        430             170
560-579   TRANSMISSION               312        -          -               -
920       SALARIES AND WAGES      10,458      291          -             116
921       OFFICE SUPPLIES AND
             EXPENSES              3,661      189          -              10
922       ADMINISTRATIVE
             EXPENSE TRANSFERRED
             -CREDIT                   -        -          -               -
923       OUTSIDE SERVICES
             EMPLOYED              33,042       43         9           1,066
924       PROPERTY
             INSURANCE               209        -          -               -
925       INJURIES AND DAMAGES       471        -          -               -
926       EMPLOYEE PENSIONS
             AND BENEFITS         31,005        1          -               -
928       REGULATORY COMMISSION
             EXPENSE                   -        -          -               -
930.1     GENERAL ADVERTISING
             EXPENSE                   1        -          -               -
930.2     MISCELLANEOUS GENERAL
             EXPENSES                163       78          -               -
931       RENTS                    1,558        -          -               -
935       MAINTENANCE OF
             STRUCTURES
             AND EQUIPMENT           520        -          -               -
403       DEPRECIATION AND
             AMORTIZATION
             EXPENSE                 708        -          -               -
408       TAXES OTHER THAN
             INCOME TAXES         15,058        -          -               -
409       INCOME TAXES             7,232        -          -               -
410       PROVISION FOR
             DEFERRED
             INCOME TAXES          5,430        -          -               -
411       PROVISION FOR
             DEFERRED INCOME
             TAXES-CREDIT        (12,758)       -          -               -
411.5     INVESTMENT TAX CREDIT        -        -          -               -
426.1     DONATIONS                  300      270          -               -
426.5     OTHER DEDUCTIONS         3,003      847          -               1
427       INTEREST ON
             LONG-TERM DEBT            -        -          -               -
430       INTEREST ON DEBT TO
             ASSOCIATE
             COMPANIES               263        -          -               -
431       OTHER INTEREST EXPENSE       -        -          -               -
107       CONSTRUCTION WORK
             IN PROGRESS          15,518        -          -               -


TOTAL EXPENSES                   406,188    3,300        439           1,363

419       INTEREST AND
             DIVIDEND INCOME        (240)       -          -               -

-----------------------------------------------------------------------------

 INSTRUCTION:   Indicate each department or service function. (see Instruction
                01-3 General Structure of Accounting System: Uniform System of
                Account).

------------------------------------------------------------------------------
          TOTAL COSTS =          405,948    3,300        439          1,363
 -----------------------------------------------------------------------------
 ( ) Denotes deficit or credit balance

                                                                           24B


                                           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                                  For the Year Ended December 31, 1999

                                                         (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                                              SCHEDULE XVII
                                                        SCHEDULE OF EXPENSE DISTRIBUTION
                                                                 BY
                                                  DEPARTMENT OR SERVICE FUNCTION
---------------------------------------------------------------------------------------------------------------------------------

           DESCRIPTION                  DEPARTMENT OR SERVICE FUNCTION
                               Govermental  Vogtle       Hatch            Farley     Plant   Technical   Administrative   Corporate
                                Affairs      Project     Project          Project    Wilson  Services     Services        General
                                             & Plant    & Plant          & Plant
---------------------------------------------------------------------------------------------------------------------------------

500-599   POWER PRODUCTION       -           81,625      85,778          83,130      592     13,019            8          23,701
560-579   TRANSMISSION
920       SALARIES AND
             WAGES               -                -           -             275        -          -            -              37
921       OFFICE SUPPLIES AND
             EXPENSES          (2)              110         102               -        -          -         8,022          1,819
922       ADMINISTRATIVE
             EXPENSE
             TRANSFERRED
             -CREDIT            5               18           9               6        -         54         3,174            196
923       OUTSIDE SERVICES
             EMPLOYED          66              116         102             112        -        104        18,844          12,58
924       PROPERTY
             INSURANCE          -                -           -               -        -          -             -            209
925       INJURIES AND DAMAGES  -                -           -               -        -          -             -            471
926       EMPLOYEE PENSIONS
             AND BENEFITS       -                2           1               2        -          -           180         30,819
928       REGULATORY COMMISSION
             EXPENSE            -                -           -               -        -          -             -              -
930.1     GENERAL ADVERTISING
             EXPENSE            -                -           -               -        -          -             -              -
930.2     MISCELLANEOUS GENERAL
             EXPENSES           -                -           -               -        -        (21)           77             29
931       RENTS                 -                -           -               -        -          -           223          1,335
935       MAINTENANCE OF
             STRUCTURES
             AND EQUIPMENT      -                -           -               -        -          -           520              -
403       DEPRECIATION AND
             AMORTIZATION
             EXPENSE            -                -           -               -        -          -             -            708
408       TAXES OTHER THAN
             INCOME TAXES       -                -           -               -        -          -             -         15,058
409       INCOME TAXES          -                -           -               -        -          -             -          7,232
410       PROVISION FOR
             DEFERRED
             INCOME TAXES       -                -           -               -        -          -             -          5,430
411       PROVISION FOR
             DEFERRED INCOME
             TAXES-CREDIT       -                -           -               -        -          -             -        (12,758
411.5     INVESTMENT TAX CREDIT -                -           -               -        -          -             -              -
426.5     OTHER DEDUCTIONS    901                7           1              11        -          5            27          1,203
427       INTEREST ON
             LONG-TERM DEBT     -                -           -               -        -          -             -              -
430       INTEREST ON DEBT TO
             ASSOCIATE
             COMPANIES          -                -           -               -        -          -             -            263
431      OTHER INTEREST EXPENSE -                -           -               -        -          -             -              -
107      CONSTRUCTION WORK
            IN PROGRESS         -              634       3,933           6,694        -      2,489             -          1,768


TOTAL     EXPENSES            970           82,519      89,940          90,238      592     15,650        31,077         90,100

419       INTEREST AND
             DIVIDEND INCOME    -                -           -               -        -          -             -           (240


--------------------------------------------------------------------------------------------------------------------------------
INSTRUCTION:   Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account).
--------------------------------------------------------------------------------------------------------------------------------

        TOTAL COSTS =         970           82,519      89,940         90,238       592     15,650        31,077         89,860


                                                                           25

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------
                        DEPARTMENTAL ANALYSIS OF SALARIES

-------------------------------------------------------------------------------------------------

                                  DEPARTMENTAL SALARY EXPENSE
                                  ---------------------------

NAME OF DEPARTMENT                INCLUDED IN AMOUNTS BILLED TO                         NUMBER
                                  -----------------------------                        PERSONNEL
Indicate each                 TOTAL       PARENT        OTHER              NON          END OF
department or                AMOUNT       COMPANY    ASSOCIATES        ASSOCIATES        YEAR
service function
-------------------------------------------------------------------------------------------------

Executive                       935            -          935                 -                6

Strategic Analysis              277            -          277                 -                5

Corporate Counsel
& Compliance                    225            -          225                 -                2

Governmental Affairs            244            -          244                 -                3

Vogtle Project and Plant     61,724            -       61,724                 -              919

Hatch Project ant Plant      62,490            -       62,490                 -              943

Farley Project ant Plant     53,801            -       53,801                 -              876

Plant Wilson                    557            -          557                 -                -

Technical Services            7,605            -        7,605                 -              108

Administrative Services       8,033            -        8,033                 -              134

Corporate General
  (Accrual for
  incentive pay
  plan, etc.)                25,625            -       25,625                 -                -
                            -------        -----      -------             -----            -----

         TOTAL              221,516            -      221,516                 -            2,996
                            -------        -----      -------             -----            -----





            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed.
If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------------------------------------

                                                                            RELATIONSHIP
                                                                                "A"=
                                                                              ASSOCIATE
                                                                              "NA"=NON

            FROM WHOM PURCHASED                  DESCRIPTION                  ASSOCIATE        AMOUNT

---------------------------------------------------------------------------------------------------------

Legal Services
--------------
Balch & Bingham , LLP                 Legal fees and services                     NA             672
Troutman Sanders, LLP                 Legal fees and services                     NA             459
Winston & Strawn                      Legal fees and services                     NA             235
Arnold & Porter                       Legal fees and services                     NA             111
6 Other Items (less than $100,000)    Aggregate                                   NA              66
                                                                                               -----
                                                                                               1,543
                                                                                               -----

Auditing Services
-----------------
Arthur Andersen, LLP                  Auditing services                           NA              77
                                                                                               -----
                                                                                                  77

Engineering Services
-------------------
Southern Company Services            Design and general engineering services      A           50,817
BCP Technical Services, Inc.         Engineering services                         NA             576
Sonic Systems International, Inc.    Provide system program revisions             NA             506
Lambert MacGill Thomas, Inc.         Engineering inspection services              NA             192
Wihlen Consulting Services           Engineering services                         NA             129
9 Other Items (less than $100,000)   Aggregate                                    NA             271
                                                                                              ------
                                                                                              52,491
                                                                                              ------

Management Consulting Services
-----------------------------
20 Items (less than $100,000)         Aggregate                                   NA             283
                                                                                              ------
                                                                                                 283
                                                                                              ------

(Continued on Page 26A)

-----------------------------------------------------------------------------------------------------


                                                                        26A




                    ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by sub account of outside services employed.
If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------------------------------------

                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON

            FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE        AMOUNT

-----------------------------------------------------------------------------------------------------------------

Other Services
---------------
Southern Company Services                    General services. See Note 3 in the              A           29,154
                                               Notes to Financial Statements
Datastream Systems, Inc.                     Computer services                                NA           2,770
GTS Duratek                                  Health physics services                          NA           1,570
Black and Veatch, LLP                        Consulting                                       NA           1,513
Alabama Power                                Mail and electricity services                    A              357
Jeffcoat and Associates, L.P.                Building maintenance                             NA             333
Technology Resources, Inc.                   Computer services                                NA             250
Science Applications International Corp.     Computer services                                NA             228
Integrated Technologies, Inc.                Computer system services                         NA             153
Wells Fargo Guard Services                   Guard services                                   NA             153
Pritchard Industries, S. E., Inc.            Janitorial services                              NA             134
IceSolv                                      Health physics services                          NA             128
Reeve Electric Co. Inc.                      Generator services                               NA             116
National Inspection and Consultants          Outage technical services                        NA             111
Grace Computer Resources, Inc.               Computer services                                NA             110
160 Other Items (less than $100,000)         Aggregate                                        NA             914
                                                                                                          ------
                                                                                                          37,994
                                                                                                          ------

                                                                                TOTAL                     92,388
                                                                                                          ------

-----------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

------------------------------------------------------------------------------

INSTRUCTIONS:    Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-------------------------------------------------------------------------------

             DESCRIPTION                                                AMOUNT

Pensions                                                                  5,330
Employee's Group Insurance                                               11,151
Post-Retirement Life Benefits                                             1,634
Post-Retirement Medical Benefits                                          6,114
Post-Employment Medical Benefits                                            309
Other Employee Benefits                                                     343
Employee Savings Plan Contribution                                        6,124
                                                                    -----------

                                               TOTAL                     31,005
                                                                     ----------


-------------------------------------------------------------------------------

           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1

-------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 930.1,
                     "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------

DESCRIPTION                       NAME OF PAYEE                      AMOUNT

-------------------------------------------------------------------------------


General Advertising Expense                                             1
                                                                     ----
                                                          TOTAL         1
                                                                     ----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

----------------------------------------------------------------------------

             DESCRIPTION                                    AMOUNT

----------------------------------------------------------------------------

Association Dues and Assessments                                 30

Nuclear Power Research Expenses                                  30

Fixed Asset Retirement                                           29

Employee Communications                                          30

Other Expenses                                                   44
                                                               ----
                                              TOTAL             163
                                                               ----










------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)
------------------------------------------------------------------------------
                                      RENTS
                                   ACCOUNT 931
-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
           TYPE OF PROPERTY                                         AMOUNT
-------------------------------------------------------------------------------




Office Building                                                     1,172

Copiers                                                               150

Warehouse Storage 13

 Computer Equipment and Software                                      223
                                                                    -----

                                                    TOTAL           1,558
                                                                    -----

------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408
-------------------------------------------------------------------------------
INSTRUCTIONS:    Provide an analysis of Account 408, "Taxes Other Than Income
                 Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                 Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-----------------------------------------------------------------------------

                           KIND OF TAX                             AMOUNT

-----------------------------------------------------------------------------

       Other than U.S. Government Taxes
       -------------------------------
              Property                                                 41

              State Unemployment                                       70

              State Franchise                                          15
                                                                  -------

              Subtotal - Other                                        126
                                                                  -------

       U. S. Government Taxes
       ----------------------
              Federal Insurance Contribution Act                   14,754

              Federal Unemployment                                    178
                                                                  -------
              Subtotal - U.S. Government                           14,932
                                                                  -------


                                                       TOTAL       15,058
                                                                  -------

-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                    DONATIONS

                                  ACCOUNT 426.1

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------

              NAME OF RECIPIENT                    PURPOSE OF DONATION   AMOUNT

-------------------------------------------------------------------------------

American Cancer Association                   Support of Program              3
American Heart Association                    Support of Program              3
Auburn University                             Support of Program             31
Baxley Tree Festival                          Support of Program              5
Big Brothers/Big Sisters                      Support of Program              3
Birmingham Southern College                   Support of Program              4
Breast Cancer Detection Center                Support of Program             18
Cystic Fibrosis Foundation                    Support of Program              3
Dothan Convention and Visitors Bureau         Support of Program              5
Georgia Institute of Technology               Support of Program              3
Junior Achievement of Greater Birmingham      Support of Program              6
National Academy of Engineering               Support of Program             25
Scholarship Program Administrators, Inc.      Support of Program             24
University of Alabama                         Support of Program              6
University of Florida                         Support of Program             25
United Way                                    Support of Program             79
Vidalia Onion Festival                        Support of Program              5
    74 Other Items (Less than $3,000)         Education Contribution         25
    27 Other Items (Less than $3,000)         Health & Human Services        17
     8 Other Items (Less than $3,000)         Civic & Community               5
     2 Other Item (Less than $3,000)          Culture & Arts                  3
     9 Other Item (Less than $3,000)          Other Donations                 2
                                                                            ---

                                                               TOTAL        300
                                                                            ---






-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5

------------------------------------------------------------------------------

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.5,
                "Other Deductions", classifying such expenses according to their nature.
------------------------------------------------------------------------------
                DESCRIPTION              NAME OF PAYEE                  AMOUNT
------------------------------------------------------------------------------


Expenditures for Certain Civic,
  Political, &                       Company, employee and
  Related Activities                 administrative costs              1,355

Employee Stock Option Plan
  Contribution                       Southern Company Services           924

Educational and Charitable
  Contributions                      Southern Company Services           439

Other Miscellaneous Deductions       Company expenses                    285
                                                                       -----


                                             TOTAL                     3,003
                                                                       -----

-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

------------------------------------------------------------------------------

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME

------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------


         See notes to Financial Statements on pages 19 - 19G.








------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                  SCHEDULE XIX

                             FINANCIAL DATA SCHEDULE

-------------------------------------------------------------------------------

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

-------------------------------------------------------------------------------

Item No.    Caption Heading

 1.     Net Service Company Property                                   1,239
 2.     Total Investments                                              1,176
 3.     Total Current and Accrued Assets                             127,028
 4.     Total Deferred Debits                                         35,926
 5.     Balancing Amount For Total Assets and Other Debits                 0
 6.     Total Assets and Other Debits                                165,369
 7.     Total Proprietary Capital                                      2,953
        Other Noncurrent Liabilities                                  78,184
 8.     Total Long-Term Debt                                               0
 9.     Notes Payable                                                      0
10.     Notes Payable to Associate Companies                               0
11.     Balancing Amount For Total Current and Accrued Liabilities    78,995
12.     Total Deferred Credits                                         5,237
13.     Accumulated Deferred Income Taxes                                  0
14.     Total Liabilities and Proprietary Capital                    165,369
15.     Services Rendered to Associate Companies                     405,948
16.     Services Rendered to Nonassociate Companies                        0
17.     Miscellaneous Income or Loss                                     240
18.     Total Income                                                 406,188
19.     Salaries and Wages                                            10,458
20.     Employee Pensions and Benefits                                31,005
21.     Balancing Amount For Total Expenses                          364,725
22.     Total Expenses                                               406,188
23.     Net Income (Loss)                                                  0
24.     Total Expenses (Direct Costs)                                366,445
25.     Total Expenses (Indirect Costs)                               39,503
26.     Total Expenses Billed (Total)                                405,948
27.     Number Of Personnel End of Year                                2,996






-------------------------------------------------------------------------------



                                                     President &
                                                Chief Executive Officer
                                                        |
                                        Executive-------|
                                        Assistant       |
                                                        |
 _______________________________________________________|____________________________________________________________
    |             |               |                     |                 |                           |              |
    |             |               |                     |                 |                           |              |
Admin Services  Vice            Technical         Human Resources     Executive                     Corp           Govermental
Vice            President       Services              SR VP*         Vice President                Sec/Exec          Relations
President       & Corporate                       Southern Company      Nuclear                    Asst to Pres/      Manager
                Counsel                                                    |                       Asst Tres
____________   ___________     ___________     ___________________________ |____________________ ________________  ___________
|                |                                                         |                                       |
|                |                               __________________________|____________________                   |
|                |              |                  |                       |                   |                 |
                                                        |                                                           |
|-Comptroller,   |-Strategic    |-Nuclear Fuel   Farley Project       Vogtle Project     Hatch Project             -Federal
| Treas., &      | Analsis      | Manager        Vice President       Vice President     Vice President             Nuclear
| Chief          |-Corp         |-Inspect &      |                    |                  |                          Eng Manager
| Fin.Officer      Compliance/  | Test Svcs      -Nuclear Plant      -Nuclear Plant      -Nuclear Plant             Government
|-Employee         Concerns     | Manager         General Manager     General Manager      General Manager          Relations
| Relations        Coordinator  |-Reg Eng Env    -Muclear Support    -Nuclear Support    -Nuclear Support           Assistant
|-S & H                         | Svcs            General Manager     General Manager     General Manager
| Manager                       | Manager        -Safety Audit &     -Safety Audit &     -Safety Audit &
|-Security                      |-Corp Quality    Eng. Rev. Manager   & Eng.Rev. Manager  & Eng. Rev. Manager
| Manager                       | Svcs           -Steam Generator
|-Gen Services                  | Manager         Replacement
| Supervisor                    |-Nuc Tech Svcs   Proj Mgr
|-Material                        Gen Manager
| Services
| Manager
|-Corporate
| Communications
| Manager
|-HR Team
| Leader*
|-IR Business
| Analyst*


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

-------------------------------------------------------------------------------
                              METHODS OF ALLOCATION

-------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.    Employee Basis
      --------------

      Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.    Plant Basis
      -----------

      The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.    Plant Capacity Basis
      --------------------

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.   Plant Generation Basis
     ----------------------

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.   Salary Basis
     ------------

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.

-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999

-----------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

-----------------------------------------------------------------------------

       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1999.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital.

       On December 31, 1990, Southern Nuclear borrowed $5,000,000 from Southern Company (Southern) for working capital requirements. The interest rate is adjusted as of the first of each month and applicable to the outstanding principal on a daily basis. The rate applicable to each month is equal to the average effective interest cost of Southern's outstanding obligations for borrowed money on the first day of each month, or if no obligations are outstanding at the time, at a rate equal to the weekly average of the thirty-day certificate of deposit rate (secondary market) as reported in Federal Reserve statistical release H.15 (519) for the next to last complete business week of the preceding calendar month. However, this rate shall not exceed the prime rate at Trust Company Bank of Georgia, Atlanta, Georgia in effect on the first of each month. The interest rate on these funds ranged from 4.56% to 5.74%. Interest of $262,878 was accrued and billed to the associate client companies. The interest was distributed to each associate client company on the Plant Allocation Basis in accordance with the SEC order and our service contracts.

       The interest on total company indebtedness was billed to the associate client companies as follows:

            Alabama Power                                        87,626

            Georgia Power                                       175,252
                                                                -------

                                                                262,878
                                                                -------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1999




                                SIGNATURE CLAUSE

           Pursuant to the requirements of the Public Utility Holding
            Company Act of 1935 and the rules and regulations of the
            Securities and Exchange Commission issues thereunder, the
         undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                    Southern Nuclear Operating Company, Inc.
               --------------------------------------------------
                           (Name of Reporting Company)


                                 /s/ K.S. King
                By:              K.S. King


                         (Signature of Signing Officer)

                K.S. King, Comptroller, Treasurer and Chief Financial Officer
                --------------------------------------------------------------
                   (Printed Name and Title of Signing Officer)



           Date:    April 30, 2000